UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

This Form 6-K consists of the following:

1.	Press release issued by ABB Ltd dated February 16, 2006, regarding financial and operating results for the quarter and year ended December 31, 2005.

Press Release

ABB Group full-year and Q4 results 2005

ABB posts $735 million net profit for 2005

•                  Full-year EBIT more than $1.7 billion, EBIT margin at 7.8 percent

•     Cash flow from operations tops $1 billion for the year despite securitization effect

•     Net debt cut by 50 percent versus 2004

•     Board of Directors proposes dividend of CHF 0.12 per share

2005 Q4 and full-year key figures

($ millions)		Q4 05	Q4 04(1)	Change(2)	2005	2004(1)	Change(2)

Orders	Group	5,571	5,200	7%	23,581	21,586	9%
	Power Technologies	2,587	2,208	17%	10,714	9,304	15%
	Automation Technologies	2,925	2,715	8%	12,675	11,301	12%
Revenues	Group	6,062	5,937	2%	22,442	20,610	9%
	Power Technologies	2,875	2,550	13%	9,784	8,675	13%
	Automation Technologies	3,266	3,158	3%	12,161	11,000	11%
EBIT(3)	Group	520	250	108%	1,742	1,046	67%
	Power Technologies	271	165	64%	789	608	30%
	Automation Technologies	349	279	25%	1,312	1,023	28%
	Non-core activities	24	(35)		34	(62)
	Corporate	(124)	(159)		(393)	(523)
EBIT margin	Group	8.6%	4.2%		7.8%	5.1%
	Power Technologies	9.4%	6.5%		8.1%	7.0%
	Automation Technologies	10.7%	8.8%		10.8%	9.3%
Loss from discontinued operations		(63)	(309)		(143)	(439)
Net income (loss)		222	(223)		735	(35)
Basic income (loss) per share		0.11	(0.11)		0.36	(0.02)

(1)  Adjusted to reflect the reclassification of activities to Discontinued operations.

(2)  In U.S. dollars.

(3)  Earnings before interest and taxes.

Zurich, Switzerland, February 16, 2006 – ABB’s 2005 net income reached $735 million compared to a $35-million loss in 2004, with strong increases in orders, revenues and EBIT. Continuing market strength and further operational improvements in the fourth quarter of 2005 contributed to the strong result.

“We have successfully moved into a phase of profitable organic growth,” said Fred Kindle, ABB President and CEO. “Our market-leading positions led to a significant increase in orders and revenues, and further operational improvements contributed to a strong increase in EBIT.

“We met our original 2005 targets which, in view of the special charges throughout the year, is a solid achievement. A strong second half of 2005 has given us a good basis now to enter 2006 and generate further profitable growth,” Kindle said.

The Power Technologies division reported a 64-percent increase in EBIT in the fourth quarter, in spite of $43 million in charges related to the previously announced transformer consolidation program. The Automation Technologies division increased EBIT by 25 percent in the quarter, reflecting further operational improvements. Positive EBIT in Non-core activities and lower Corporate costs also contributed to the profit improvement for both the quarter and the full year, and helped the company meet its 2005 targets.

Net income was $222 million in the fourth quarter, despite a $72-million expense in discontinued operations for the revaluation of ABB shares reserved to cover part of the company’s asbestos liabilities. Cash flow from operating activities topped $1 billion for the full year, even after a negative impact of approximately $600 million resulting from reduced securitization and from discretionary pension contributions.

ABB cut net debt to approximately $500 million at December 31, 2005, from more than $1 billion at the end of 2004. ABB also reduced its unfunded pension liabilities by approximately $600 million, to $839 million at the end of December, and its outstanding securitization by $600 million, to $320 million.

Fourth-quarter market overview

Most of ABB’s end markets remained robust in the fourth quarter of 2005. In the power sector, utilities in Asia and the Middle East continued to support high levels of economic expansion with investments in power transmission and distribution (T&D) infrastructure. In Europe and the Americas, T&D investments were aimed mainly at replacing aging infrastructure and improving the performance and reliability of existing grids.

In the automation-related sectors, demand growth was strongest in the minerals and mining and marine industries. Investments in the pulp and paper industry increased from very low levels in the U.S. Overall, customer spending in North America and western Europe was aimed mainly at improving the performance of existing assets, while customers in Asia and the Middle East invested in new production capacity. Demand for robotics solutions in the automotive sector softened in North America and Europe but increased in Asia. The construction market remained weak in most of Europe.

Summary of fourth-quarter 2005 results

Orders received grew 7 percent (local currencies: 14 percent) in the fourth quarter compared to the same quarter in 2004, reflecting the continued favorable market development in most regions and customer segments. For the two divisions, combined orders received increased by 12 percent (local currencies: 19 percent).

Base orders (below $15 million) increased by 6 percent in the quarter (11 percent in local currencies), reflecting the continuing improvement in economic conditions in most of ABB’s markets. Large orders increased by 22 percent (local currencies: 41 percent) as customers invested in new assets, especially in the power sector.

Asia was once again the main driver of growth, with orders 29 percent higher (local currencies: up 33 percent) compared to the fourth quarter of 2004. Asia accounted for 25 percent of all orders received in the quarter, compared to 21 percent in the same quarter in 2004. Orders in Europe – representing 46 percent of total orders versus 49 percent in the year-earlier period – were flat (local currencies: up 12 percent), with growth mainly in western Europe. Orders in the Americas accounted for 18 percent of total orders in the fourth quarter compared to 19 percent in the same quarter in 2004, and were flat in both dollar and local currency terms. The Middle East and Africa continued to grow, with orders rising 6 percent (local currencies: 11 percent). The Middle East and Africa region accounted for 11 percent of orders, unchanged from the same period in 2004.

The order backlog for the group, including Non-core activities, at the end of the fourth quarter of 2005 was $12,050 million, down 2 percent (local currencies: up 7 percent) compared to the end of the fourth quarter in 2004. For the two divisions, the order backlog was 3 percent higher (local currencies: up 12 percent) versus the same quarter a year earlier, a further reflection of the buoyant market in 2005.

Revenues in the fourth quarter rose 2 percent (local currencies: up 7 percent). The divisions reported a combined revenue increase of 8 percent (local currencies: 12 percent) versus the same period in 2004, mainly a result of higher volumes.

EBIT amounted to $520 million in the fourth quarter of 2005, more than double the same period in 2004, and the EBIT margin grew to 8.6 percent from 4.2 percent in the previous period. Increased revenues, continued productivity improvements, greater capacity utilization, supply management measures, a return to profit in Non-core activities and further reductions in corporate costs all contributed to the improved EBIT and EBIT margin.

The 2005 fourth-quarter loss in Discontinued operations amounted to $63 million, consisting mainly of a $72-million expense on the mark-to-market treatment of the approximately 30 million ABB shares reserved to cover part of the company’s asbestos liabilities (please refer to the table in Appendix I of this release for more information). This was partly offset by a gain on the sale of a control valves business in Japan in the fourth quarter.

ABB’s net income for the fourth quarter amounted to $222 million compared to a net loss of $223 million in the same quarter in 2004. Contributing to the loss in the fourth quarter of 2004 was a provision of $232 million related to asbestos liabilities.

Cash flow from operating activities

Net cash generated from operating activities in the fourth quarter of 2005 amounted to $695 million, compared to $898 million for the same period in 2004. The decrease resulted from a discretionary cash contribution of approximately $130 million to reduce unfunded pension liabilities, and an $81-million negative impact from reduced securitization.

Delisting of shares in Frankfurt completed

ABB completed its previously-announced delisting of shares from the Frankfurt Stock Exchange on December 21, 2005. The delisting of shares from the London Stock Exchange (LSE) was completed in the third quarter. ABB’s shares continue to be traded on the Swiss Stock Exchange (SWX), the Stockholm Stock Exchange and the New York Stock Exchange.

Summary of full-year 2005 results

For the full year 2005, orders received increased 9 percent (local currencies: 8 percent). For the two divisions, combined orders received rose 14 percent (local currencies: 13 percent) as demand grew across most of ABB’s customer segments, especially in the second half of the year. The improvement was driven by a 12-percent increase in base orders (local currencies: up 10 percent) that more than offset a decrease in large orders.

Regionally, 2005 orders grew 19 percent in the Americas (local currencies: 15 percent) as a result of a recovery in demand for power systems and equipment, especially in the U.S., and as industrial growth continued in both North and South America. Orders in Asia increased 16 percent (local currencies: 14 percent), reflecting the ongoing investments in power and industry infrastructure to support robust economic growth. In Europe, orders were flat in 2005 in both dollar and local currency terms compared to 2004. Modest growth in western Europe offset a decrease in eastern Europe, caused mainly by a reduction in large projects. Orders from the Middle East and Africa increased 31 percent (local currencies: 30 percent), driven largely by the growing need for power and automation products and systems to support expansion in the oil and gas sector.

Revenues grew 9 percent (local currencies: 8 percent). For the two divisions, full-year revenues increased 12 percent (local currencies: 10 percent), reflecting primarily the strong order backlog, as well as success in the second half of the year in adjusting prices in transformers to offset the rapid increase in raw materials costs at the end of 2004 and the beginning of 2005.

EBIT for the full year amounted to $1,742 million, an increase of 67 percent compared to the year before. Contributing to the improvement were productivity benefits from earlier cost-reduction programs, higher factory loadings, improved project execution, lower Corporate costs and a return to profit in Non-core activities. As a result, the company achieved an attractive return on capital employed of 14 percent.

The loss in Discontinued operations amounted to $143 million, of which $123 million resulted from the mark-to-market treatment of the asbestos shares.

Net income in 2005 rose to $735 million following a loss in 2004 of $35 million. The net income margin in 2005 was 3.3 percent, including a negative impact of 0.5 percentage points from the mark-to-market accounting treatment of the ABB shares reserved for asbestos liabilities.

Cash flow from operating activities amounted to $1,012 million compared to $902 million in 2004. The 2005 amount includes a negative impact of approximately $500 million from reduced securitization activities and approximately $130 million from higher discretionary pension funding. Free cash flow for 2005 was $902 million, resulting in a cash conversion ratio (free cash flow as a share of net income) of 123 percent.

Balance sheet

Net debt (total debt less cash and marketable securities) was $508 million at the end of the fourth quarter of 2005, compared to approximately $1.1 billion at the end of 2004 and $886 million at the end of the third quarter of 2005. Positive cash flows in the fourth quarter, despite the negative impact of reduced securitization activities and higher discretionary pension contributions, were the main contributors to the lower net debt.

Gearing, defined as total debt divided by total debt plus stockholders’ equity (including minority interest) decreased to 52 percent at the end of December 2005, versus 63 percent at the end of 2004.

Pension liabilities

In line with ABB’s strategy to reduce total financial obligations, additional discretionary pension contributions of approximately $400 million were made in 2005 to local pension funds that were not required to be funded under local laws. This and a number of other factors allowed ABB to reduce its unfunded pension liability to $839 million at the end of December 2005 from $1,451 million at the end of 2004.

Dividend

For the first time since fiscal year 2000, ABB’s Board of Directors has proposed a dividend for 2005 of CHF 0.12 per share. Translated into U.S. dollars using year-end 2005 exchange rates, the dividend corresponds to approximately 26 percent of ABB’s 2005 net income. The proposal is subject to approval by shareholders at the company’s annual general meeting, scheduled for May 4, 2006, in Zurich, Switzerland. Should the proposal be approved, the ex-dividend date would be May 9, 2006.

Asbestos

ABB announced on February 9, 2006, that a U.S. District Court judge set the hearing for the revised Plan of Reorganization for Combustion Engineering (CE), an ABB subsidiary in the U.S., for February 28, 2006. The judge indicated that, if no objections were filed by February 21, 2006, he intended to issue a confirmation order on February 28 for the plan, which is aimed at settling CE’s asbestos liabilities. The judge’s decision would be followed by a 30-day appeals period, after which – assuming no appeals were filed – the plan could be made effective.

The consolidated provision at December 31, 2005, related to asbestos matters in the U.S. was $1,128 million, a net increase of $105 million from December 31, 2004. The increase is due to the revaluation of ABB shares reserved to cover asbestos liabilities.

In September 2005, claimants to a parallel asbestos-related Plan of Reorganization for another U.S. subsidiary, ABB Lummus Global Inc., voted 96 percent in favor of the Lummus plan. That plan has not yet been filed with the Bankruptcy Court for review.

Revised divisional structure effective January 1, 2006

On September 6, 2005, ABB published performance targets for the period 2005 to 2009 and announced a revised divisional structure, which took effect on January 1, 2006. The resulting changes to the company’s executive management are described in Appendix II of this press release. The company will begin reporting under the new divisional structure on April 27, 2006, starting with the first-quarter 2006 results. A supplemental report of estimated revenues and earnings before interest and taxes for the new divisions, covering the full years 2004 and 2005, is presented in Appendix II of this press release.

Outlook for 2006

The trading environment for ABB in 2006 is not expected to vary significantly from that seen in 2005. Demand for power transmission and distribution infrastructure is expected to continue growing in Asia, the Middle East and the Americas. Equipment replacement and improved network efficiency and reliability are forecast to be the drivers of higher demand in Europe and North America. The company believes the U.S. Energy Bill and European Union regional interconnection projects will have a positive impact, mainly in 2007 and beyond.

Automation-related industrial investments are expected to continue in most sectors, notably metals and minerals, marine and oil and gas. If oil prices remain at current levels, ABB expects further investments to expand both production and refining activities, as well as the power infrastructure and marine shipping needed to support that expansion. Overall, automation-related demand growth is expected to be strongest in Asia and the Americas in 2006, with more modest growth in Europe.

Divisional performance Q4 and full year 2005

Power Technologies

$ millions (except where indicated)	Q4 2005	Q4 2004(1)	Change	2005	2004(1)	Change
Orders	2,587	2,208	17%	10,714	9,304	15%
Revenues	2,875	2,550	13%	9,784	8,675	13%
EBIT	271	165	64%	789	608	30%
EBIT margin	9.4%	6.5%		8.1%	7.0%

(1)  Adjusted to reflect the reclassification of activities to Discontinued operations.

Orders in Power Technologies grew 17 percent (local currencies: 23 percent) versus the same quarter in 2004. Revenues were 13 percent higher (local currencies: 16 percent). Demand for power transmission and distribution solutions, especially products, continued to grow in most markets. The higher revenues, better capacity utilization, and ongoing cost reduction measures all contributed to a 64-percent increase in EBIT in the quarter.

In the Power Technology Products business area, higher spending by industrial customers, especially in the U.S. and Asia, to meet increasing power needs drove the increase in orders in the medium-voltage product business. Orders for high-voltage products grew in Europe, Asia and North America. Increased customer investments in grid reliability and expanding residential construction in many markets lifted orders for transformers.

Higher revenues across the business reflect mainly higher order volumes. EBIT and EBIT margin in Power Technology Products increased in the fourth quarter compared to the same quarter in 2004 on increased revenues, higher factory loading, operational and productivity improvements, and from supply chain savings. Included in EBIT is a $43-million charge related to the transformer consolidation program announced in June 2005.

In the Power Technology Systems business area, both large and base orders increased. Orders were higher in Asia, with a strong increase in India more than offsetting lower orders in China. Included in higher orders from the Middle East was a $220-million order to deliver substations to the Gulf Grid project that will link the electricity grids of six Gulf states. Orders also increased in both western and eastern Europe. Orders were lower in the Americas, mainly the result of an order decrease in Mexico in the quarter.

Revenues in Power Technology Systems grew on the strength of the order backlog. EBIT and EBIT margin in the quarter increased as the result of higher revenues, improved capacity utilization, lower cost base, improved project selection and execution, and more profitable service revenues.

Cash flow from operating activities for the Power Technologies division in the quarter amounted to $428 million, compared to $453 million in the same quarter in 2004. The decrease primarily reflects more balanced project milestone payments over the year.

Summary of PT’s full-year 2005 results

Orders and revenues increased at a double-digit pace in both dollar and local currency terms in 2005 as demand for power transmission and distribution products and systems continued to grow in most markets. Regionally, demand was strongest in Asia and the Middle East. Orders from the product business area increased in the U.S. as utilities began to replace aging equipment. Demand growth remained modest in Europe but strengthened in the second half of the year.

The full-year 2005 EBIT in Power Technologies increased by 30 percent compared to 2004 and the EBIT margin rose to 8.1 percent. Operational and productivity improvements, including those from earlier restructuring programs, contributed to the increase. In addition, EBIT and EBIT margin benefited from higher revenues and, consequently, improved factory loading in the product business and higher capacity utilization in the systems business. Included in the full-year 2005 EBIT are total charges of $123 million related to the transformer consolidation program. The program is expected to run to the end of 2008 with a total cost of approximately $240 million, and is intended to significantly improve the profitability of the business, increasing the EBIT margin in that business above 8 percent by 2009.

Cash flow from operations in 2005 amounted to $681 million, an increase of 37 percent from $498 million in 2004, primarily the result of higher earnings. The reduction in securitization activities in the year reduced cash flow from operations by $176 million.

Automation Technologies

$ millions (except where indicated)	Q4 2005	Q4 2004(1)	Change	2005	2004(1)	Change
Orders	2,925	2,715	8%	12,675	11,301	12%
Revenues	3,266	3,158	3%	12,161	11,000	11%
EBIT	349	279	25%	1,312	1,023	28%
EBIT margin	10.7%	8.8%		10.8%	9.3%

(1) Adjusted to reflect the reclassification of activities to Discontinued operations.

Automation Technologies orders grew 8 percent (local currencies: 15 percent) versus the fourth quarter of 2004. Asia led the order growth, with higher Process Automation orders in the region more than offsetting a decline in other businesses. Revenues were 3 percent higher (local currencies: 9 percent), with the strongest growth in the Americas. Higher volumes, greater factory loading in the product business and continued improvements in project selection and execution in the systems business resulted in a 25-percent increase in EBIT in the quarter and an EBIT margin of 10.7 percent – the 13th consecutive quarter of improved revenues and earnings for the division.

Fourth-quarter orders in the Automation Products business area were higher in all regions except Asia, which was down slightly. Orders were higher in Europe as improved demand in northern Europe more than offset ongoing weakness in the German construction industry. Orders in North America were up more than 20 percent in dollar terms. Revenues in the quarter increased on higher orders in a stable price environment. Higher revenues and higher gross margins contributed to increased EBIT and EBIT margin.

In Process Automation, orders increased in the fourth quarter compared to the same quarter in 2004 in most industry sectors and all regions except the Middle East and Africa, where a large order for a natural gas compressor station in Algeria was booked in the year-earlier period. As a result of that contract, orders in the oil and gas business were comparatively lower than the year-earlier period. Orders from Asia were up more than 50 percent compared to the same quarter in 2004. Order growth was highest in the marine and minerals businesses. Turbocharging orders also grew, while orders in chemicals were flat. The pulp and paper industry showed some signs of recovery in the U.S. from very low levels and orders were higher in the quarter. Revenues for the quarter were flat as increases in the marine and minerals businesses were offset by lower revenues in other industry sectors. EBIT and EBIT margin increased in the fourth quarter compared to the same quarter in 2004, mainly as a result of better project execution, benefits from earlier productivity improvement programs and an increase in service revenues.

Orders were lower in Manufacturing Automation, reflecting softer demand in the U.S. and European automotive sectors. Revenues increased, however, reflecting the strong order backlog that resulted from large orders in the U.S. booked in 2004. EBIT and EBIT margin decreased as a result of higher restructuring charges in the quarter.

Cash flow from operations for the division amounted to $349 million compared to $529 million in the fourth quarter of 2004. Cash flow from higher earnings in the fourth quarter of 2005 were offset by a negative impact of $66 million from reduced securitization activities, as well as increased working capital needs.

Summary of AT’s full-year 2005 results

Automation Technologies benefited from strong markets in 2005, and orders and revenues increased compared to the year before. Orders were up in all industry sectors except automotive and pulp and paper, with marine and minerals showing the strongest improvement. Orders and revenues grew in all regions except the Middle East, where several large projects were booked in 2004. Growth was particularly strong in Asia and the Americas.

All businesses continued to benefit from recent cost reduction initiatives, including low-cost sourcing. That, combined with higher factory loadings in the Automation Products business and improved project execution in Process Automation, led to a 28-percent improvement in EBIT and produced a full-year EBIT margin of 10.8 percent.

AT’s cash flow from operations decreased to $709 million in 2005 compared to $1,090 million in 2004. Adjusted for the reduction in securitization activities in the year of $387 million, cash flow from operations was in line with the previous year. The positive cash impact of higher earnings in the fourth quarter of 2005 was offset by higher working capital requirements to support growth.

Non-core activities

EBIT ($ millions)	Q4 2005	Q4 2004(1)	2005	2004(1)
Oil, gas and petrochemicals	12	(8)	49	(4)
Building Systems	(5)	(23)	(37)	(70)
Equity Ventures	33	22	69	69
Other non-core activities	(16)	(26)	(47)	(57)
Total	24	(35)	34	(62)

(1) Adjusted to reflect the reclassification of activities to Discontinued operations. .

Fourth-quarter EBIT from the ABB Lummus Global oil, gas and petrochemicals business increased compared to the year-earlier period despite lower revenues, reflecting further operational improvements and more selective bidding. The Building Systems business in Germany reported a break-even EBIT in the fourth quarter. For the full year, Non-core EBIT improved to $34 million, led by a return to profit in the oil, gas and petrochemicals business, and a $33-million reduction of the loss in Building Systems. The full-year 2004 and 2005 losses in Other non-core activities relate primarily to businesses that have since been divested.

Corporate

EBIT ($ millions)	Q4 2005	Q4 2004	2005	2004
Headquarters and stewardship	(95)	(135)	(304)	(438)
Corporate R&D	(19)	(24)	(90)	(91)
Other	(10)	0	1	6
Total	(124)	(159)	(393)	(523)

Headquarters and stewardship costs decreased as local and Zurich head office costs were further reduced in line with the previously announced corporate cost reduction program.

More information

The 2005 Q4 results press release and presentation slides are available from February 16, 2006 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611. From Sweden, +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 354, followed by the # key.

A meeting for analysts and investors is scheduled to begin today at 2:00 p.m. CET (8:00 a.m. EST). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 10 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for 96 hours. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 316, followed by the # key.

Investor calendar 2006
Q1 2006 results	April 27, 2006
ABB Ltd Annual General Meeting	May 4, 2006
Q2 2006 results	July 27, 2006
Q3 2006 results	October 26, 2006

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 104,000 people.

Zurich, February 16, 2006

Fred Kindle, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including statements concerning the outlook, and revenue and margin targets for our businesses. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, the terms and conditions on which asbestos claims can be resolved, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and costs associated with compliance activities, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 719	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

Appendix I

Income (loss) from discontinued operations, net of tax

EBIT ($ millions)	Q4 2005	Q4 2004(1)	2005	2004(1)
Asbestos	(78)	(223)	(133)	(264)
Power lines	0	(47)	(9)	(73)
Finnish leasing portfolio	(6)	0	(28)	22
Other	21	(39)	27	(124)
Total	(63)	(309)	(143)	(439)

(1) Adjusted to reflect the reclassification of activities to Discontinued operations.

The reduction in the loss from Discontinued operations in the fourth quarter of 2005 versus the year-earlier period is primarily the result of lower asbestos-related expenses, as the loss in the fourth quarter of 2004 included a provision of $232 million related to asbestos liabilities. The difference in the Discontinued operations result between the full years 2004 and 2005 reflects additionally a number of losses in 2004 related to the divestment of businesses, mainly the reinsurance business and the upstream oil and gas business.

Appendix II

The following tables present supplemental information on key data and targets for ABB and the new divisional structure that took effect as of January 1, 2006. This information is being presented because management believes that it will help investors to understand trends and developments during the last two years in the units that have now become ABB’s divisions.

Supplemental report of key divisional data 2004-2005(1)

(US$ millions)

	Revenues		EBIT		EBIT margin
Division	2005	2004	2005	2004	2005	2004
Power Products	6,434	5,727	602	490	9.4%	8.6%
Power Systems	4,041	3,717	187	118	4.6%	3.2%
Automation Products	5,900	5,394	822	669	13.9%	12.4%
Process Automation	4,993	4,629	399	274	8.0%	5.9%
Robotics	1,699	1,382	91	80	5.4%	5.8%
Non-core and Corporate	(625)	(239)	(359)	(585)	n/a	n/a
Total Group	22,442	20,610	1,742	1,046	7.8%	5.1%

(1) Data for the five divisions shown in this table are estimated and not directly comparable with previously published data because certain internal sales were previously eliminated at the divisional level. In the table above, those sales have been eliminated in the line Non-core and Corporate. In addition, some numbers have been adjusted to reflect the reclassification of activities to Discontinued operations.

Summary of group targets 2005-09

Revenue growth 2005-2009	> 5% (CAGR	)(1)
EBIT margin	> 10%
Net margin	> 5%
Return on capital employed (after tax) (ROCE)	Mid-teens
Free cash flow as share of net income	100%

(1) Compound annual growth rate over five years from 2005 to 2009, excluding major acquisitions and divestitures and assuming constant exchange rates.

Summary of division targets 2005-09

Division(1)	Revenue growth 2005-09(2)	EBIT margin 2009
Power Products	> 6%	> 11%
Power Systems	> 5%	> 6%
Automation Products	> 5%	> 14%
Process Automation	> 5%	> 9%
Robotics	> 4%	> 9%

(1) Division structure effective January 1, 2006. (2) Compound annual growth rate for the five years from 2005 to 2009, excluding major acquisitions and divestitures and assuming constant exchange rates.

Targets defined

Revenue growth CAGR	Compound annual growth rate for the five years from 2005 to 2009, excluding major acquisitions and divestitures and assuming constant exchange rates
EBIT margin	Earnings before interest and taxes as a percentage of revenues
Net margin	Net income as a percentage of revenues
Free cash flow as a share of net income	Free cash flow (net cash provided by operating activities adjusted for changes in financing receivables as well as net investments in property, plant and equipment) as a percentage of net income
Return on capital employed

EBIT (less tax), divided by the sum of fixed assets (Property, plant and equipment, net, Goodwill, Other intangible assets, net, and Investments in equity method companies) plus net working capital (the net of Receivables, net, Inventories, net, Prepaid expenses, Accounts payable, trade, Accounts payable, other, Advances from customers, and Accrued expenses)
EBIT (less tax) = EBIT x (1 – tax rate); Tax rate = Provision for taxes / Income from continuing operations before taxes and minority interest

The financial statements contained in the summary financial information set forth in Appendix IV in this press release have been presented in a way that allows the calculation of ROCE.

ABB Executive Committee as of January 1, 2006

Fred Kindle	President and Chief Executive Officer
Dinesh Paliwal	Global Markets & Technology
Michel Demaré	Chief Financial Officer
Gary Steel	Human Resources
Ulrich Spiesshofer	Corporate Development
Bernhard Jucker	Power Products
Samir Brikho	Power Systems
Tom Sjökvist	Automation Products
Veli-Matti Reinikkala	Process Automation
Anders Jonsson	Robotics

Appendix III

ABB key figures Q4 2005

				% change
$ millions		Q4 2005	Q4 2004(1)	US$	Local
Orders	Group	5,571	5,200	7%	14%
	Power Technologies	2,587	2,208	17%	23%
	Automation Technologies	2,925	2,715	8%	15%
	Non-core activities	331	443	(25)%	(20)%
	Corporate	(272)	(166)
Revenues	Group	6,062	5,937	2%	7%
	Power Technologies	2,875	2,550	13%	16%
	Automation Technologies	3,266	3,158	3%	9%
	Non-core activities	243	440	(45)%	(40)%
	Corporate	(322)	(211)
EBIT(2)	Group	520	250	108%
	Power Technologies	271	165	64%
	Automation Technologies	349	279	25%
	Non-core activities	24	(35)
	Corporate	(124)	(159)
EBIT margin	Group	8.6%	4.2%
	Power Technologies	9.4%	6.5%
	Automation Technologies	10.7%	8.8%
Net income		222	(223)

ABB key figures full-year 2005

				% change
$ millions		2005	2004(1)	US$	Local
Orders	Group	23,581	21,586	9%	8%
	Power Technologies	10,714	9,304	15%	14%
	Automation Technologies	12,675	11,301	12%	11%
	Non-core activities	1,111	1,693	(34)%	(35)%
	Corporate	(919)	(712)
Revenues	Group	22,442	20,610	9%	8%
	Power Technologies	9,784	8,675	13%	11%
	Automation Technologies	12,161	11,000	11%	9%
	Non-core activities	1,421	1,691	(16)%	(16)%
	Corporate	(924)	(756)
EBIT(2)	Group	1,742	1,046	67%
	Power Technologies	789	608	30%
	Automation Technologies	1,312	1,023	28%
	Non-core activities	34	(62)
	Corporate	(393)	(523)
EBIT margin	Group	7.8%	5.1%
	Power Technologies	8.1%	7.0%
	Automation Technologies	10.8%	9.3%
Net income		735	(35)

(1)  Adjusted to reflect the reclassification of activities to Discontinued operations.

(2)  Earnings before interest and taxes.

Appendix IV - Summary Financial Information

ABB Ltd
Consolidated Income Statements

	January - December		October - December
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions, except per share data)

Sales of products	$18,737	$17,309	$5,025	$4,972
Sales of services	3,705	3,301	1,037	965
Total revenues	22,442	20,610	6,062	5,937

Cost of products	(14,263)	(13,365)	(3,708)	(3,951)
Cost of services	(2,567)	(2,316)	(823)	(679)
Total cost of sales	(16,830)	(15,681)	(4,531)	(4,630)
Gross profit	5,612	4,929	1,531	1,307
Selling, general and administrative expenses	(3,922)	(3,822)	(1,011)	(1,009)
Other income (expense), net	52	(61)	—	(48)
Earnings before interest and taxes	1,742	1,046	520	250
Interest and dividend income	157	151	41	40
Interest and other finance expense	(403)	(360)	(90)	(102)
Income from continuing operations before taxes, minority interest and cumulative effect of accounting change	1,496	837	471	188
Provision for taxes	(482)	(331)	(134)	(65)
Minority interest	(131)	(102)	(47)	(37)
Income from continuing operations before cumulative effect of accounting change	883	404	290	86
Loss from discontinued operations, net of tax	(143)	(439)	(63)	(309)
Income (loss) before cumulative effect of accounting change	740	(35)	227	(223)
Cumulative effect of accounting change, net of tax	(5)	—	(5)	—
Net income (loss)	$735	$(35)	$222	$(223)

Basic earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	$0.44	$0.20	$0.14	$0.04
Loss from discontinued operations, net	(0.08)	(0.22)	(0.03)	(0.15)
Cumulative effect of accounting change, net	—	—	—	—
Net income (loss)	$0.36	$(0.02)	$0.11	$(0.11)

Diluted earnings (loss) per share:
Income from continuing operations before cumulative effect of accounting change	$0.43	$0.20	$0.14	$0.04
Loss from discontinued operations, net	(0.07)	(0.22)	(0.03)	(0.15)
Cumulative effect of accounting change, net	—	—	—	—
Net income (loss)	$0.36	$(0.02)	$0.11	$(0.11)

ABB Ltd
Consolidated Balance Sheets

	At	At	At
	December 31	September 30	December 31
	2005	2005	2004
	(unaudited)	(unaudited)	(unaudited)
	(in millions, except share data)
Cash and equivalents	$3,226	$2,987	$3,676
Marketable securities and short-term investments	368	639	524
Receivables, net	6,515	6,539	6,284
Inventories, net	3,074	3,397	3,178
Prepaid expenses	251	272	334
Deferred taxes	473	511	670
Other current assets	189	207	449
Assets held for sale and in discontinued operations	52	410	600
Total current assets	14,148	14,962	15,715
Financing receivables, non-current	645	675	889
Property, plant and equipment, net	2,565	2,626	2,964
Goodwill	2,479	2,492	2,602
Other intangible assets, net	349	379	492
Prepaid pension and other employee benefits	605	511	549
Investments in equity method companies	618	620	596
Deferred taxes	628	574	504
Other non-current assets	239	280	366
Total assets	$22,276	$23,119	$24,677
Accounts payable, trade	$3,321	$3,966	$4,256
Accounts payable, other	1,172	1,234	1,424
Short-term debt and current maturities of long-term debt	169	512	626
Advances from customers	1,005	975	929
Deferred taxes	187	177	200
Provisions and other	3,769	3,434	3,666
Accrued expenses	1,909	1,575	1,624
Liabilities held for sale and in discontinued operations	74	477	734
Total current liabilities	11,606	12,350	13,459
Long-term debt	3,933	4,000	4,717
Pension and other employee benefits	1,233	1,491	1,551
Deferred taxes	692	719	750
Other liabilities	988	968	1,082
Total liabilities	18,452	19,528	21,559
Minority interest	341	294	294
Stockholders’ equity:
Capital stock and additional paid-in capital	3,121	3,083	3,083
Retained earnings	2,460	2,238	1,725
Accumulated other comprehensive loss	(1,962)	(1,886)	(1,846)
Less: Treasury stock, at cost (11,531,106, 11,623,309 and 11,611,529 shares at December 31, 2005, September 30, 2005, and December 31, 2004)	(136)	(138)	(138)
Total stockholders’ equity	3,483	3,297	2,824
Total liabilities and stockholders’ equity	$22,276	$23,119	$24,677

ABB Ltd
Consolidated Statements of Cash Flows

	January - December		October - December
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Operating activities:
Net income (loss)	$735	$(35)	$222	$(223)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	597	633	154	195
Provisions	496	92	311	228
Pension and post-retirement benefits	(62)	55	(116)	(11)
Deferred taxes	38	3	37	8
Net gain from sale of property, plant and equipment	(44)	(36)	(8)	(10)
Income before taxes from equity accounted companies	(109)	(87)	(31)	(29)
Minority interest	131	102	48	37
Loss on sale of discontinued operations	23	63	23	20
Other	96	152	(65)	20
Changes in operating assets and liabilities:
Marketable securities (trading)	1	43	—	1
Trade receivables	(892)	(160)	(338)	(4)
Inventories	(328)	(74)	255	357
Trade payables	26	(63)	(34)	(57)
Other assets and liabilities, net	304	214	237	366
Net cash provided by operating activities	1,012	902	695	898

Investing activities:
Changes in financing receivables	229	176	96	69
Purchases of marketable securities (other than trading)	(1,915)	(2,877)	(347)	(594)
Purchases of property, plant and equipment	(456)	(543)	(143)	(199)
Acquisitions of businesses (net of cash acquired)	(27)	(24)	(11)	(1)
Proceeds from sales of marketable securities (other than trading)	1,833	2,317	408	352
Proceeds from sales of property, plant and equipment	117	123	70	30
Proceeds from sales of businesses (net of cash disposed)	(97)	1,182	(34)	54
Net cash provided by (used in) investing activities	(316)	354	39	(289)

Financing activities:
Changes in borrowings	(832)	(2,752)	(404)	29
Treasury and capital stock transactions	35	(36)	35	—
Other	(99)	43	(92)	(12)
Net cash provided by (used in) financing activities	(896)	(2,745)	(461)	17

Effects of exchange rate changes on cash and equivalents	(259)	74	(34)	84
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	9	308	—	3
Net change in cash and equivalents - continuing operations	(450)	(1,107)	239	713
Cash and equivalents beginning of period	3,676	4,783	2,987	2,963
Cash and equivalents end of period	$3,226	$3,676	$3,226	$3,676

Interest paid	$332	$382	$81	$74
Taxes paid	$325	$379	$60	$75

ABB Ltd
Consolidated Statements of Changes in Stockholders’ Equity
for the years ended December 31, 2004 & 2005 (unaudited)

			Accumulated other comprehensive loss
(in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Minimum pension liability adjustment	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders' equity
Balance at January 1, 2004	$3,067	$1,760	$(1,747)	$27	$(137)	$85	$(1,772)	$(138)	$2,917
Comprehensive loss:
Net loss		(35)							(35)
Foreign currency translation adjustments			19				19		19
Accumulated foreign currency translation adjustments allocated to divestments of businesses			20				20		20
Effect of change in fair value of available-for-sale securities (net of tax, $6)				(15)			(15)		(15)
Minimum pension liability adjustments (net of tax, $37)					(69)		(69)		(69)
Change in derivatives qualifying as cash flow hedges (net of tax, $16)						(29)	(29)		(29)
Total comprehensive loss									(109)
Call options	8								8
Other	8								8
Balance at December 31, 2004	$3,083	$1,725	$(1,708)	$12	$(206)	$56	$(1,846)	$(138)	$2,824

Comprehensive income:
Net income		735							735
Foreign currency translation adjustments			(52)				(52)		(52)
Accumulated foreign currency translation adjustments allocated to divestments of businesses			4				4		4
Effect of change in fair value of available-for-sale securities (net of tax, $2)				(11)			(11)		(11)
Minimum pension liability adjustments (net of tax, $0)					(8)		(8)		(8)
Change in derivatives qualifying as cash flow hedges (net of tax, $24)						(49)	(49)		(49)
Total comprehensive income									619
Employee plan issuances	39								39
Treasury share transactions	(1)							2	1
Balance at December 31, 2005	$3,121	$2,460	$(1,756)	$1	$(214)	$7	$(1,962)	$(136)	$3,483

Appendix V

ABB Ltd

Reconciliation of financial measures regarding fiscal year 2005

($ millions, unaudited)

Return on capital employed (after tax)
EBIT	1,742
Tax rate
Provision for taxes	(482)
Income from continuing operations before taxes, minority interest and cumulative effect of accounting change	1,496
Effective tax rate	32.2%

Capital employed
Property, plant and equipment, net	2,565
Goodwill	2,479
Other intangible assets, net	349
Investments in equity method companies	618
Fixed assets	6,011

Receivables, net	6,515
Inventories, net	3,074
Prepaid expenses	251
Accounts payable, trade	(3,321)
Accounts payable, other	(1,172)
Advances from customers	(1,005)
Accrued expenses	(1,909)
Net working capital	2,433

Capital employed (fixed assets + net working capital)	8,444

ROCE (after tax) = EBIT x (1-tax rate) / Capital employed	14%

Return on capital employed (ROCE) is a financial measure defined in Appendix II to this press release. Management believes ROCE is a useful performance measure to assess how efficiently we are using our capital and it has published a ROCE performance target for 2009.

Free cash flow as a share of net income
Net cash provided by operating activities	1,012
Changes in financing receivables	229
Purchases of property, plant and equipment	(456)
Proceeds from sales of property, plant and equipment	117
Free cash flow	902
Net income	735
Free cash flow as a share of net income	123%

Net debt
Short-term debt and current maturities of long-term debt	(169)
Long-term debt	(3,933)
Total debt	(4,102)
Cash and equivalents	3,226
Marketable securities and short-term investments	368
Cash and marketable securities	3,594
Net debt	(508)

Gearing
Total debt	(4,102)
Total stockholders’ equity	3,483
Minority interest	341
Gearing	52%

Free cash flow (FCF) is a financial measure defined in Appendix II of this press release. Free cash flow as a share of net income (also referred to as cash conversion ratio) is a financial measure that is calculated by dividing our FCF by our net income. Management believes our CFC and our cash conversion ratio are measures that are helpful in analyzing the cash we generate and it uses our Free cash flow as a share of net income as one of our performance targets.

Net debt is a financial measure that is calculated as our total debt less cash and equivalents less our marketable securities and short term investments.

Gearing is a financial measure that is calculated as our total debt divided by the sum of total debt plus total stockholder’s equity, including minority interest. Total debt used for the purpose of calculating net debt and gearing equals Long-term debt plus Short-term debt and current maturities of long-term debt. Management believes net debt and gearing are helpful in analyzing our leverage and it considers both measures in evaluating possible financing transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 17, 2006	By:	/s/ HANS ENHOERNING
	Name:	Hans Enhoerning
	Title:	Group Vice President and
Assistant General Counsel

	By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel